EXHIBIT 99.2
CDS INC.    NOTICE OF RECORD & MEETING DATES      New [ X ]   Change [  ]
A subsidiary of The Canadian Depository for Securities Limited
Issuer Name (Maximum 30 characters)

English  M  A  G  N  A     I  N  T  E  R  N  A  T  I  O  N  A  L     I  N C .
French        not applicable

Address:                      Contact Names:
337 MAGNA DRIVE               J. Brian Colburn/Yvonne Baillargeon-Klugmann
AURORA, ONTARIO, CANADA L4G 7K1   Telephone: (905) 726-2462; 726-7075

Transfer
Agent:   CUID      Name: Computershare Trust Company of Canada

Address:                                  Contact Name:
100 UNIVERSITY AVENUE,                    Sophie Arcaro
TORONTO, ONTARIO, CANADA M5J 2Y1          Telephone:  (416) 263-9539
                                   Email:sophie.arcaro@computershare.com

Proxy Type      Meeting Type  Material Distribution
X Management    X Annual      Type
  Dissenting      General     X Form C holders only
                  Special         All holders
                  Extraordinary

Record Date: 2006 03 21
             yyyy mm dd
Meeting Date: 2006 05 02
              yyyy mm dd
Material Mail Date: 2006 03 29
                    yyyy mm dd

[1] # of Publications at $93.00 per publication plus $6.51 GST = $99.51
Payment for Publication [X] payment enclosed  [   ] to be invoiced
CDS Inc. GST Reg. No. is 892971631RT

                       Eligible Issues for Proxy
    ISIN           Voting Status       Security Description
CA 5592224011      Voting/yes          CLASS A SUBORDINATE VOTING SHARES
CA 5592225000      Voting/yes          CLASS B SHARES

Early Search (Determination of Intermediaries)
Send Early Search reports to [X] Transfer Agent [] Issuer [] Other (statutory declaration required)
Send via [X] Mail  [] Courier (Collect)   [] CDS Envelope System   [] Fax #

Proxy Related Material
will be distributed by:   [X] Transfer Agent     [  ]  Issuer      [  ]  Other

Holders of Record
Send Holders of Record and Omnibus Proxy to:
[X] Transfer Agent  [X] Issuer    [ ]Other (statutory declaration required)
Send via:   []  Mail   [X] Courier (Collect)    [] CDS Envelope System

This Notice and Request for services is authorized by:
[ ] Transfer Agent      [X]  Issuer       [ ] Third Party
All services provided by CDS INC. are subject to the terms and conditions printed on the reverse of this form.

Secretary       /s/ J. Brian Colburn             February 28, 2006
Title                Signature                          Date
Form CdX166 (02/03) front